Organigram Reports Fourth Quarter and Fiscal 2024 Results

TORONTO, ON, December 20, 2024 - This earnings release replaces the previously filed earnings release to correct errors in the outstanding share data tables under the heading “CAPITAL STRUCTURE”. No other changes are being made. The Company is also refiling its Management’s Discussion and Analysis for the twelve months ended September 30, 2024 to correct corresponding errors in the outstanding share data table on page 34, which corrections will also apply to the MD&A included in the Company’s Annual Report filed on December 18, 2024.

The updated release reads:

Organigram Reports Fourth Quarter and Fiscal 2024 Results

• Fiscal 2024 net revenue of $159.8 million

• 17.6% year-over-year growth in Organigram's recreational shipped sales in Fiscal 2024

• Q4 Fiscal 2024 adjusted gross margin1 of 37%

• Q4 Fiscal 2024 adjusted EBITDA2 of $5.9 million or 13% of net revenue

• Q4 Fiscal 2024 cash flow from operations of $8.9 million

• Became Canada's largest cannabis company by market share following the acquisition of Motif Labs subsequent to year end

Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer ("LP") of cannabis, announced its results for the fourth quarter and twelve months ended  September 30, 2024 ("Q4 Fiscal 2024" or "Fiscal 2024"). All financial information in this press release is expressed in Canadian dollars ("$").

Comparable Periods: The Company's results for Q4 Fiscal 2024 and Fiscal 2024 reflect the three-month and 12-month periods ended September 30, 2024. The Company's change in year-end effected in fiscal year 2023 ("Fiscal 2023") resulted in its reporting periods of for the fourth quarter of 2023 and Fiscal 2023 having 4 months and 13 months, respectively. For comparative purposes and to more accurately reflect period-over-period performance, the Company's financial results and period-over-period comparisons are presented in this news release for the unaudited and unreviewed three-month period ended September 30, 2023 ("Comparative Q4 Fiscal 2023"), and the unaudited and unreviewed 12-month period ended September 30, 2023 ("Comparative Fiscal 2023"), unless otherwise indicated.

FOURTH QUARTER AND FISCAL 2024 HIGHLIGHTS

• Fiscal 2024 adjusted EBITDA1 increased 55% compared to Comparative Fiscal 2023.

1 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

2 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

• Q4 Fiscal 2024 net revenue increased 10% compared to Q3 Fiscal 2024 and 22% versus Comparative Q4 2023.

• Q4 Fiscal 2024 adjusted EBITDA1 increased to $5.9 million, from $3.5 million in Q3 Fiscal 2024, and from $0.1 million in Comparative Q4 Fiscal 2023.

• Moved from the #2 spot in the Canadian market as of year-end3 to the #1 LP by market share post-acquisition of Motif Labs Ltd ("Motif") subsequent to year-end4.

• Achieved adjusted gross margin2 of 37% in Q4 Fiscal 2024 due to efficiency increases across cultivation, manufacturing, and distribution.

• Realized $9.1 million in  annual cost savings through extensive efficiency initiatives in Fiscal 2024.

• Achieved sequential quarterly growth in international sales throughout Fiscal 2024 and increased  international customer base from five to eight  supply partners in Fiscal 2024.

• Completed $21 million strategic investment in German cannabis leader Sanity Group GmbH ("Sanity Group"), and expanded strategic investments in the US, leveraging dedicated Jupiter investment pool.

• EU-GMP (European Union good manufacturing practice) audit completed at the Company's Moncton facility in November, 2024, and awaiting certification, which is expected to support growing demand from international markets and contribute to  increases in international revenue with strong margins.

• In Fiscal 2024, the Company enhanced its balance sheet by closing two tranches of the $124.6 million follow-on investment by BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT") for gross proceeds of $83.1 million, with the final $41.5 million tranche expected to close in February 2025. Separately, the Company completed a $28.8 million overnight marketed offering in April 2024.

"Fiscal 2024 was a transformative year where our entire team delivered on multiple fronts", said Beena Goldenberg, Chief Executive Officer. "We received significant funding from BAT when capital for the cannabis industry was scarce. We made smart, strategic investments, including into seed-based technology and automation, which is increasing efficiency. We have also expanded our international footprint through a $21 million investment in Sanity Group, a leading German cannabis company, as well as through several new supply agreements to provide products to patients in Australia and the UK. As we integrate recently-acquired Motif into the Organigram ecosystem, we head into Fiscal 2025 as Canada's #1 LP and we are very excited for the next phase of our growth plans focused on efficiency, consumer-centric innovation, and international expansion."

FISCAL 2024 FINANCIAL OVERVIEW

• Net revenue increased 6% to $159.8 million from $150.4 million in Comparative Fiscal 2023 primarily due to an increase in recreational and international revenue.

3 As of September 30, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)

4  Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

• Cost of sales decreased to $111.4 million, compared to $128.1 million in Comparative Fiscal 2023, due to operational efficiencies.

• Gross margin before fair value changes to biological assets, inventories sold, and other charges increased to $48.5 million from $22.3 million in Comparative Fiscal 2023, primarily due to higher net revenue and operational efficiencies.

• Adjusted gross margin5 was $53.9 million, or 34% of net revenue, compared to $37.3 million, or 25% in Comparative Fiscal 2023. The improvement was primarily due to increased sales in higher margin categories, lower cultivation and post-harvesting costs, and higher international sales.

• Selling general and administrative ("SG&A") expenses decreased to $65.7 million, compared to $67.7 million in Comparative Fiscal 2023. Annual SG&A expenses as a percent of net revenue decreased  to 41% from 45%, due to cost savings initiatives, including lower technology costs associated with the implementation of a new ERP system, professional fees and lower depreciation resulting from impairment charges recorded in Fiscal 2023.

• Adjusted EBITDA6 increased 55% to  $8.4 million in Fiscal 2024, compared to $5.4 million in Comparative Fiscal 2023 as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs.

• Net loss was $45.4 million, compared to net loss of $247.0 million in Comparative Fiscal 2023. The decrease in net loss from the comparative period is primarily due to higher adjusted gross margins and lower impairment loss that was recorded in Comparative Fiscal 2023.

• Net cash provided by (used in) operating activities before working capital changes was $3.9 million, compared to $(52.1) million in Comparative Fiscal 2023. The improvement was primarily attributed to a reduced net loss.

FOURTH QUARTER FISCAL 2024 FINANCIAL OVERVIEW

• Net revenue increased 22% to $44.7 million, from $36.7 million in Comparative Q4 Fiscal 2023 primarily due to  higher recreational cannabis sales and higher international sales.

• Cost of sales decreased to $30.9 million, from $34.3 million in Comparative Q4 Fiscal 2023, primarily as a result of operational efficiencies and lower inventory provisions in Q4 Fiscal 2024.

• Gross margin before fair value changes to biological assets, inventories sold, and other charges increased to $13.8 million from $2.4 million in Comparative Q4 Fiscal 2023, driven by a higher proportion of international sales with stronger margins, lower cost of sales achieved through  operating efficiencies, and reduced inventory provisions.

• Adjusted gross margin was $16.5 million, or 37% of net revenue, compared to $7.2 million, or 20%, in Comparative Q4 Fiscal 2023, largely due to lower cost of sales and higher recreational and international sales.

• SG&A expenses decreased to $14.3 million from $15.8 million in Comparative Q4 Fiscal 2023, primarily due to lower technology costs including implementation expenses for a new ERP system, as well as reduced insurance costs, professional fees, and depreciation and amortization.

5 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

6 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

• Adjusted EBITDA was $5.9 million compared to $0.1 million in Comparative Q4 Fiscal 2023, primarily attributable to higher net flower revenue, lower general and administrative expenses and the increase in adjusted gross margins.

• Net loss was $5.4 million, compared to a net loss of $26.6 million in Comparative Q4 Fiscal 2023. The decrease in net loss from the comparative period is primarily due to higher adjusted gross margins5 and lower impairment losses in the current quarter.

• Net cash provided by (used in) operating activities before working capital changes was $8.9 million, compared to $(8.5) in Comparative Q4 Fiscal 2023.

"We are pleased with the growth we achieved every quarter in Fiscal 2024, ending the year on a high note with respect to net revenue and adjusted EBITDA", said Greg Guyatt, Chief Financial Officer. "Efficiency improvements in our operations supported our strong adjusted gross margin in the quarter. Our operational improvements, combined with our recent acquisition of Motif, has laid the foundation for continued growth in Fiscal 2025."

Canadian Recreational Market Introduction Highlights

As an industry leader and pure-play cannabis company, Organigram remains committed to delivering consumer focused innovations and products to the Canadian market. Some recent notable highlights include:

SHRED X Tiger blood Heavies - Infused pre-rolls

Big Bag O' Buds Midnight M'mosa & First Class Funk - Large format flower

Big Jar of Joints - 56 x 0.5g joints

SHRED Captain Kush - 7g milled flower

Edison Sonics - 2 x 5mg THC FASTTM Nanoemulsion gummies

Research and Product Development

Product Development Collaboration ("PDC")

• Organigram and BAT continue to work together through their PDC on new work streams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today.

• The first commercialized product resulting from PDC research is the Edison Sonics - gummies utilizing Organigram's Fast Acting Soluble Technology (FASTTM), clinically validated through a PK study to have up to 50% faster onset and nearly twice as high peak cannabinoid concentration compared to traditional gummies.

Follow-on Strategic Investment from BAT and creation of "Jupiter" Investment Pool

• On November 6, 2023, Organigram announced a $124.6 million follow-on investment from BAT and the creation of "Jupiter", a strategic investment pool designed to expand Organigram's geographic footprint and capitalize on emerging growth opportunities.

• The first two $41.5 million tranches of the follow-on investment were closed in calendar 2024, with the final $41.5 million tranche expected to close in February 2025.

International Investments & Jupiter Strategic Investment Pool

• As described above, the Company made its first significant European strategic investment to expand its presence in the European cannabis market with a $21 million investment in Sanity Group, a leading German cannabis company.

• Jupiter has deployed capital to two international strategic investments: Steady State LLC (d/b/a Open Book Extracts) in the U.S. and Sanity Group in Germany.

• Prior to the establishment of Jupiter, Organigram had already made a strategic investment  in U.S.-based Phylos Bioscience Inc., a leading in seed-based technology. The Company achieved 9% of cannabis harvest from seeds in Q4 Fiscal 2024 and 22% by the end of calendar 2024, contributing to a reduction in cultivation costs and increased cultivation capacity. The Company expects to further leverage lower-cost seed-based technology by targeting approximately 20% of harvests from seeds in fiscal year 2025, with monthly fluctuations between 15% and 30% depending on the cultivar requirements.

• Organigram is exploring additional U.S. and international investment opportunities that align with the Company's strategy to establish itself as a global leader and enhance profitability, with the goal of delivering long-term shareholder value.

International Sales

• In Fiscal 2024, the Company signed three new international supply agreements with customers in Germany, Australia and the UK.

• The Company now has supply agreements with nine partners in Germany, the UK, Australia and Israel, and is evaluating additional global partnership opportunities.

• The Company's EU-GMP audit was completed in November. If successful in obtaining certification, the Company expects its international sales to increase.

Balance Sheet and Liquidity

• On September 30, 2024, the Company had cash and short-term investments, including restricted cash, of $133.4 million compared to $51.8 million at September 30, 2023.  The increase is primarily a result of closing the first two $41.5 million tranches of the BAT follow-on investment of $124.6 million, and the Company's $28.8 million overnight marketed offering closed in April, 2024. The company expects the final $41.5 million tranche to close in February 2025.

• Subsequent to year end, the Company's cash on hand decreased by approximately $55 million due to the acquisition of Motif, consisting of cash consideration of $50 million and approximately $5 million in transaction costs.

• Organigram believes its capital position is strong and that there is sufficient liquidity available to meet our strategic and operational objectives in fiscal 2025.

Select Balance Sheet Metrics (in $000s)	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023	% Change
Cash, restricted cash & short-term investments	133,426	51,757	158%
Biological assets & inventories	82,524	80,953	2%
Other current assets	86,996	49,596	75%
Accounts payable & accrued liabilities	47,097	20,007	135%
Working capital	208,897	133,545	56%
Property, plant & equipment	96,231	99,046	(3)%
Long-term debt	25	79	(68)%
Total assets	407,860	298,455	37%
Total liabilities	101,871	26,832	280%
Shareholders' equity	305,989	271,623	13%

CAPITAL STRUCTURE

in $000s	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Current and long-term debt	25	79
Shareholders' equity	305,989	271,623
Total debt and shareholders' equity	306,014	271,702
in 000s
Outstanding common shares	108,585	81,162
Options	2,691	2,830
Warrants	4,451	4,236
Top-up rights	7,137	2,035
Restricted share units	2,974	881
Performance share units	1,117	261
Total fully-diluted shares	126,955	91,405

Outstanding basic and fully diluted share count as at December 18, 2024 is as follows:

in 000s	DECEMBER 18, 2024
Outstanding common shares	126,157
Options	2,684
Warrants	4,451
Top-up rights	8,541
Restricted share units	3,711
Performance share units	1,846
Total fully-diluted shares	147,390

Select Key Financial Metrics (in $000s unless otherwise indicated)	Fiscal 2024	Comparative Fiscal 2023[3]	% Change
Gross revenue	247,177	217,354	14%
Excise taxes	(87,336)	(66,957)	30%
Net revenue	159,841	150,397	6%
Cost of sales	111,390	128,142	(13)%
Gross margin before fair value changes to biological assets & inventories sold	48,451	22,255	118%
Realized loss on fair value on inventories sold and other inventory charges	(52,078)	(56,187)	(7)%
Unrealized gain on changes in fair value of biological assets	51,151	68,981	(26)%
Gross margin	47,524	35,049	36%
Adjusted gross margin[1]	53,934	37,268	45%
Adjusted gross margin %[1]	34%	25%	36%
Selling (including marketing), general & administrative expenses[2]	65,721	67,661	(3)%
Adjusted EBITDA[1]	8,416	5,405	56%
Net loss	(45,440)	(247,002)	82%
Net cash provided by (used in) operating activities before working capital changes	(11,085)	(33,699)	(67)%
Net cash provided by (used in) operating after working capital changes	3,872	(52,134)	107%

1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

2 Excluding non-cash share-based compensation.

3 Comparative Fiscal 2023 results are for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q4-2024	Comparative Q4 F'23[2]	% Change
Gross revenue	69,877	56,179	24%
Excise taxes	(25,179)	(19,481)	29%
Net revenue	44,698	36,698	22%
Cost of sales	30,907	34,321	(10)%
Gross margin before fair value changes to biological assets & inventories sold	13,791	2,377	480%
Realized loss on fair value on inventories sold and other inventory charges	(15,365)	(15,901)	(3)%
Unrealized gain (loss) on changes in fair value of biological assets	18,790	21,751	(14)%
Gross margin	17,216	8,227	109%
Adjusted gross margin[1]	16,543	7,161	131%
Adjusted gross margin %[1]	37%	20%	85%
Selling (including marketing), general & administrative expenses[2]	14,300	15,787	(9)%
Adjusted EBITDA[1]	5,860	58	10003%
Net loss	(5,433)	(26,595)	80%
Net cash provided by (used in) operating activities before working capital changes	1,191	(12,957)	(109)%
Net cash provided by (used in) operating activities	8,893	(8,469)	(205)%

1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to "Non-IFRS Financial Measures" in this press release for more information.

2. Comparative Q4 Fiscal 2023 results are for the unaudited three month period beginning July 1, 2023 and ending September 30, 2023

ADJUSTED GROSS MARGIN AND ADJUSTED EBITDA RECONCILIATION

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q4-2024	Comparative Q4-2023[1]	Fiscal 2024	Comparative Fiscal 2023
Net revenue	$44,698	$36,698	$159,841	$150,397
Cost of sales before adjustments	28,155	29,537	105,907	113,129
Adjusted gross margin	16,543	7,161	53,934	37,268
Adjusted gross margin %	37%	20%	34%	25%
Less:
Provisions of inventories and biological assets	2,043	532	4,657	5,678
Provisions to net realizable value	709	4,252	826	9,334
Incremental fair value component on inventories sold from acquisitions	-	-	-	-
Unabsorbed overhead	-	-	-	-
Gross margin before fair value adjustments	13,791	2,377	48,451	22,256
Gross margin % (before fair value adjustments)	31%	6%	30%	15%
Add:
Realized loss on fair value on inventories sold and other inventory charges	(15,365)	(15,901)	(52,078)	(56,187)
Unrealized gain on changes in fair value of biological assets	18,790	21,751	51,151	68,981
Gross margin	17,216	8,227	47,524	35,050
Gross margin %	39%	22%	30%	23%

1 Comparative Q4 Fiscal 2023 results are for the unaudited three month period beginning July 1, 2023 and ending September 30, 2023

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q4-2024	Comparative Q4-2023[1]	Fiscal 2024	Comparative Fiscal 2023
Net loss as reported	(5,433)	(26,595)	(45,440)	(247,002)
Add/(deduct):
Financing costs, net of investment income	(960)	(652)	(3,311)	(3,423)
Income tax recovery	30	(2,279)	-	(3,812)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	3,097	3,294	11,446	23,959
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	-	3,037	757	3,037
Impairment of intangible assets	-	6,951	-	44,856
Impairment of property, plant and equipment	-	11,918	-	165,255
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	4,895	(51)	5,284	829
Realized loss on fair value on inventories sold and other inventory charges	15,365	15,901	52,078	56,187
Unrealized gain on change in fair value of biological assets	(18,790)	(21,751)	(51,151)	(68,981)
Share-based compensation (per statement of cash flows)	1,093	797	7,182	5,008
Legal provisions (recoveries), government subsidies, insurance recoveries and other non-operating expenses (income)	(184)	(407)	(176)	(482)
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities, other financial assets and contingent consideration	1,911	(53)	8,605	(6,158)
ERP implementation costs	465	1,588	1,636	7,175
Transaction costs	74	505	915	1,437
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	2,752	4,784	5,483	15,012
Research and development expenditures, net of depreciation	1,545	2,601	10,869	12,038
Provision for Canndoc expected credit losses	-	470	4,239	470
Adjusted EBITDA	$5,860	$58	$8,416	$5,405

1 Comparative Q4 Fiscal 2023 results are for the unaudited three month period beginning July 1, 2023 and ending September 30, 2023

FOURTH QUARTER AND FULL YEAR FISCAL 2024 CONFERENCE CALL

The Company will host a conference call to discuss its results with details as follows:

Date: December 18, 2024

Time: 8:00 am Eastern Time

To register for the conference call, please use this link:
https://conferencingportals.com/event/XWQpOvKk

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:

https://events.q4inc.com/attendee/990999128

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loan receivable; unrealized loss (gain) on changes in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized loss on fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions (recoveries) to net realizable value of inventories; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 9 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 8 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada, and recently acquired Motif Labs Ltd., a licensed cannabis processor.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O' Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. As a result of the acquisition of Motif Labs Ltd. on December 6, 2024, the Company now operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company's future performance, the Company's positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2024 and beyond, expectations regarding cultivation capacity, the Company's plans and objectives including around the PDC, the closing of the final tranche of the follow-on investment from BAT, availability and sources of any future financing, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company's facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms ; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company's internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms;  market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval+ ("SEDAR") at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") from time to time on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov, including the Company's most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Forward looking information is subject to risks and uncertainties that are addressed in the "Risk Factors" section of the MD&A dated December 18, 2024 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations

investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs

megan.mccrae@organigram.ca